Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Exovolar Industries Corp.
600 Palisade Ave. Suite 213
Union City, NJ 07087
https://exovolar.com/

Up to $1,069,992.00 in Common Stock at $5.28
Minimum Target Amount: $9,995.04

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Exovolar Industries Corp.
Address: 600 Palisade Ave. Suite 213, Union City, NJ 07087
State of Incorporation: DE
Date Incorporated: August 27, 2019

Terms:

Equity

Offering Minimum: $9,995.04 | 1,893 shares of Common Stock
Offering Maximum: $1,069,992.00 | 202,650 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.28
Minimum Investment Amount (per investor): $348.48

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Perks

Time-Based:

Friends and Family Early Birds

Invest within the 48 hours and receive additional 10% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 8% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 4% bonus shares.

Amount-Based:

$1,000+

Access to private investor newsletter

$5,000+

Access to private investor newsletter + 4% bonus shares

$10,000+

Access to private investor newsletter + 8% bonus shares

$20,000+

Access to private investor newsletter + Time with the founder + 10% bonus shares + Test Flight Opportunity*

*when we decide to open test flight to selected groups

*All perks occur when the offering is completed.

StartEngine Owner's Bonus:

Exovolar Industries Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.28/share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $528. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Exovolar is developing a hands-free personal air mobility (PAM) system allowing human intelligence, dexterity, and decision-making to be airborne. By assisting the lower human body to achieve flight, the system enables the user to perform dexterous tasks in air with their hands. The additional utility will first serve the military, who has had continuos interest in PAM technology for decades. We believe the hands-free utility will translate to the aerial work industry where traditional methods of aerial workspace access are logistically challenging and/or expensive. Our PAM system would become an alternative to crane lifts, suspended workstations, and/or helicopters for industries like wind turbine, utility tower, and bridge maintenance. As the technology matures, it can also be applied to the public safety sector for emergence responses, and the sports and entertainment sector.

A few examples of addressible markets mentioned above include:

1. Military Exoskeleton, projected to be valued at $3B in 2025 with growth rate of 14.4%.

2. Aerial Work (Wind Turbine Maintenence), valued at $8B in 2016 and projected to grow at 11.1% from 2017 to 2025.

3. Airborned Firstaid Vehicles, projected to be valued at $11.4B in 2024 with growth rate of 1.95%.

4. Air Sports Equipment, valued at $14.9B in 2018 and projected to grow at 6.7% from 2019 to 2025.

Sources:

1. https://www.prnewswire.com/news-releases/military-exoskeleton-market-changing-face-of-combat-augments-demand-for-better-protection-devices-says-tmr-626463341.html

2. https://www.grandviewresearch.com/industry-analysis/wind-turbine-operations-maintenance-market

3. https://icrowdnewswire.com/2019/11/27/air-ambulance-services-market-2019-2024-global-growth-drivers-opportunities-trends-and-forecasts/

4. https://www.grandviewresearch.com/industry-analysis/air-sports-equipment-market

Competitors and Industry

In the personal air mobility (PAM) field, although similar to concurrent jetpack/jetsuit companies, we are building a different product. Other PAM companies focus on flying a human from point A to point B with minimal form factor. Rather, we take the system complexity trade-off to realize airborne utility where the human can carry out useful tasks in air. With this differentiation, we are an alternative to crane lifts, suspended workstations, and helicopters in some applications. Although we have a patent in our current thrust vector nozzle design, we believe our advantage to other PAM companies is that we have a highly technical founding team, which allows us to iterate through design and fabrication quickly. The control algorithm we are developing will also be unique for the hands-free personal flight system. As for competing with companies that provide traditional methods of aerial workspace access, we aim to cut down logistic effort (small form factor with no need for grounding) and cost (<10 times the cost of a helicopter) for operators.

Current Stage and Roadmap

We have designed, fabricated, and tested the thrust vector technology that will be the core of the system's control. All the subsystem parts and software drivers are integrated and tested. We also have all the expensive hardware needed to become airborne with the first prototype and a dedicated airport location for tests.

We achieved our first tehtered lift-off in Aug, 2021. Following the raise (Oct 2021), we will first finish the software control on current prototype to achieve hands-free hover in 3 months.

With the current prototype, we will look for capability demonstration and letters of intent to focus on a specific military branch, aerial work industry, or entertainment venue, in the following 6 months.

Meanwhile, we will begine design and fabrication of the board configuration of the system (second prototype) within 2 to 4 months of the raise to achieve untethered flight.

We aim to have a fully functioning hands-free flight system within 1 year of the raise and be ready to more rigourous flight tests required by the military and the industry.

Between year 1 and year 2, we wil be reinforcing the reliability of the system on the techniacl side and look continue to have conversations with the military and the industry with our more updated capabilities.

By year 2, we aim to have secured a detailed letter of intent/contarct so we can begin working on our first production ready system.

The Team

Officers and Directors

Name: Guanhao Wu

Guanhao Wu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO / Founder
  Dates of Service: August 27, 2019 - Present
  Responsibilities: Executive decisions and company vision. Current compensation $10,000 per year. 29.405% owner of the company.

- **Position:** Lead Mechanical Engineer
  Dates of Service: August 27, 2019 - Present
  Responsibilities: Mechanical Engineering

Name: Ton Duong

Ton Duong's current primary role is with Stevens Institute of Technology. Ton Duong currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President / Co-Founder
  Dates of Service: June 08, 2020 - Present
  Responsibilities: Executive decisions and signatory responsibilities. 30.605% owner of the company.

- **Position:** Technical Consultant
  Dates of Service: June 08, 2020 - Present
  Responsibilities: Consultation on significant technical decisions. Wage compensation is $57/hour.

Other business experience in the past three years:

- **Employer:** Stevens Institute of Technology
  Title: PhD Candidate
  Dates of Service: August 31, 2017 - Present
  Responsibilities: Ton develops wearable sensor systems and computational model for gait analysis.

Name: Andrea Giannini

Andrea Giannini's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO & Co-Founder

Dates of Service: February 20, 2021 - Present
Responsibilities: Deciding and implementing technical milestones. Current compensation $50,000 per year. 29.405% owner of the company.

Other business experience in the past three years:

- **Employer:** ETH Zurich
  Title: PhD Candidate
  Dates of Service: January 01, 2018 - August 01, 2018
  Responsibilities: Research

Other business experience in the past three years:

- **Employer:** Fathom Computing
  Title: Digital Hardware Design Engineer
  Dates of Service: August 01, 2018 - August 01, 2020
  Responsibilities: Domain Specific Architectures for machine learning

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1.07 million USD in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

We may never have an operational product or service
It is possible that there may never be an operational Hands-free Personal Air Mobility System or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may

never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Hands-free Personal Air Mobility System. Delays or cost overruns in the development of our Hands-free Personal Air Mobility System and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We are an early stage company and have not yet generated any profits
Exovolar Industries Corp. was formed on Aug 27, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Exovolar Industries Corp. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or

generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Hands-free Personal Air Mobility System is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the

incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Guanhao Wu	490,000	Common Stock	32.666
Ton Duong	510,000	Common Stock	33.999
Andrea Giannini	490,000	Common Stock	32.666

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 202,650 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,666,402 outstanding.

Voting Rights

Unless otherwise provided in the certificate of incorporation and subject to § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder. If the certificate of incorporation provides for more or less than 1 vote for any share, on any matter, every reference in this chapter to a majority or other proportion of stock, voting stock or shares shall refer to such majority or other proportion of the votes of such stock, voting stock or shares.

Material Rights

The total amount outstanding includes 10049 of shares to be issued pursant to stock options issued.

The total amount oustanding includes 166353 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the

Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights

Subject to the provisions of the Certificate of Incorporation, if any, dividends with respect to the shares of the corporation's capital stock may be declared by the Board of Directors at any regular or special meeting, pursuant to applicable law. Dividends may be paid in cash, in property, or in shares of capital stock, subject to the provisions of the Certificate of Incorporation.

Right of First Refusal

SECTION 11.01. Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation ("Common Stock") or any right or interest therein held by such stockholder, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 11.01

(a) If the stockholder receives a bona fide offer acceptable to the stockholder to purchase any Common Stock held by such stockholder, then the stockholder shall first give written notice thereof to the corporation (the "Transfer Notice"). The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred (the "Transfer Stock"), the price per share and all other terms and conditions of the offer.

(b) For fifteen (15) days following receipt of the Transfer Notice, the corporation or its assigns shall have the option to purchase any or all of the Transfer Stock at the price and upon the terms set forth in such Transfer Notice. In the event the corporation elects to purchase any or all of the Transfer Stock, it shall give written notice to the selling stockholder of its election and settlement for said Common Stock shall be made as provided below in 11.01(c).

(c) If the corporation or any assignee of the corporation elects to acquire any of the Transfer Stock, the corporation or such assignee shall so notify the selling stockholder and settlement thereof shall be made within thirty (30) days after the corporation receives the Transfer Notice; provided that if the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the corporation or such assignee may pay the cash value equivalent thereof, (as determined in good faith by the corporation's Board of Directors), on the same terms and conditions set forth in the Transfer Notice.

(d) If the corporation or its assignee does not elect to acquire all of the Transfer Stock in accordance with Section 11.01(c) above, the selling stockholder may, within the sixty (60) day period following the corporation's receipt of the Transfer Notice, sell all, but not less than all, of the Transfer Stock which was not acquired by the corporation or its assignee, provided that said sale shall not be on terms or conditions more favorable to the purchaser than those contained in the bona fide offer set forth in the Transfer Notice. All Transfer Stock shall continue to be subject to the provisions of this Section 11.01 in the same manner as before said transfer.

(e) Notwithstanding the above, the following transactions shall be exempt from the provisions of this Section 11.01:

(1) A stockholder's transfer of any or all Common Stock to such stockholder's spouse (including, without limitation, any domestic partner or partner by virtue of same-sex marriage and/or civil union), lineal or adopted descendent, father, mother, brother, or sister.

(2) A stockholder's bona fide pledge or mortgage of any or all Common Stock with a commercial lending institution.

(3) A stockholder's transfer of any or all of such stockholder's Common Stock to any other stockholder of the corporation.

(4) A stockholder's transfer of any or all of such stockholder's Common Stock to a person who, at the time of such transfer, is an officer or director of the corporation in a transaction approved by the Board of Directors.

(5) In the case of a stockholder that is an entity, upon a transfer by such stockholder to any of its Affiliates (as hereinafter defined) or the stockholders, members, partners or other equity holders of it or its Affiliates, including but not limited to, transfers in connection with the dissolution of one or more of its Affiliates "Affiliate" as used herein shall mean any person or entity which, directly or indirectly, controls, is controlled by, or is under common control with such person or entity, including, without limitation, any partner, officer, director, or member of such person or entity and any venture capital fund now or hereafter existing which is controlled by or under common control with one or more general partners (or members thereof) or shares the same management company (or members thereof) with such person or entity.

(6) A stockholder's transfer of any or all of such stockholder's Common Stock that is subject to an agreement between such stockholder and the corporation containing a contractual right of first refusal in favor of the corporation (such agreement, a "ROFR Agreement"), provided that such stockholder's transfer of shares is made in compliance with the terms of the ROFR Agreement.

(f) In any such case (including any transaction included in paragraph (e) above), the transferee, assignee, or other recipient shall receive and hold such Common Stock subject to the provisions of Section 11.01(c), and there shall be no further transfer of such Common Stock except in accord with Section 11.01.

(g) Any sale or transfer, or purported sale or transfer, of Common Stock shall be null and void unless the terms, conditions, and provisions of this Section 11.01 are strictly observed and followed.

(h) The foregoing right of first refusal shall terminate on either of the following dates, whichever shall first occur:

(1) upon the date Common Stock of the corporation is first offered to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended; or

(2) upon any deemed liquidation event (as may be defined in the Certificate of Incorporation).

The certificates representing the Common Stock shall bear the following legend so long as the foregoing right of first refusal remains in effect:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL IN FAVOR OF THE CORPORATION OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(i) The provisions of this Section 11.01 shall not apply to any transfer of shares of preferred stock of the corporation or the shares of Common Stock issued upon conversion thereof.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value

dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,490.00
  Number of Securities Sold: 1,490,000
  Use of proceeds: Research and Development
  Date: February 20, 2021
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We plan to not have significant revenue with this round of fund raise. Instead, we will be focused on developing the technology and securing pilot programs and contracts in the 24 months following the raise. The planned expenditures for the $1.07M raise will give us two years of runway to venture into the next stage of business, which is going into early production and generating revenue.

Foreseeable major expenses based on projections:

Payroll will be the most significant expense over the span of two years as we plan to hire and retain top tier engineers to work on this challenging project.

The parts and tooling cost of R&D would also be significant, but as we are building on top of existing prototype and infrastructure, this portion of the cost will go into replacement part in case of damage and new parts in case of design iteration.

The remaining budget will largely go into rent, insurance, legal, accounting, software, and office expenses as detailed in "Exovolar - $1M Expenditure Planning".

Future operational challenges:

Over-extended development cycle would put strain on both the payroll runway and R&D budget. Since our goal is to showcase the technology in capability demonstrations and pilot programs, we need to be very precise on which features of the system we will dedicate our time and resouces to. Instead of going for features that we believe is needed, we have to constantly engage with stakeholders with what we have at the time and adopt the lean development approach.

Future challenges related to capital resources:

At the prototyping stage, we outsouce the fabrication of complex parts, so in-house capital resources are not a big concern for us. We might have to construct a tethered test flight rig that is more advanced than what we have at the moment, but we have a solution with our existing infrastructure and airport test space. All things considered, we have existing physical means and infrasture to continue development, with the incoming fund raise, we will have more assurance that the experiements can be carried out successfully.

Future milestones and events:

A grant, pilot program, or contract awarded to us from the Department of Defense would help us greatly both financially and in establishing our prescene in the space. This would be our primary focus in the immediate future.

Two technical milestones would impact us financially. In the immediate future, we aim to achieve hands-free hover flight. This would allow us to go out and engage with stakeholder for direction for the next prototype. Subsequently, the fruition of the second prototype that can achieve hands-free flight would be monumental in our effort at gaining traction and raising the following Series A for early production.

The capital needed to go to early production will be raised through the next round of funding within two years, estimated to be between $3~5M.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 07/29/2021

Cash: $15,953.93

Credit Card with $27,000 limit at $6,491.66 outstanding balance.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign would be critical to our financial resources. These funds are required to support salary and material cost associated with developing and marketing the hands-free personal air mobility system.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the company and the funds raised from the campaign would make up majority of the funds available to the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

At the minimum raise we would be able to operate for two months after the raise, based on current burn rates of roughly $5,000 related to rent and salary.

How long will you be able to operate the company if you raise your maximum funding goal?

At the maximum raise we will be able to operate for two years based on the project burn rate of roughly $39,000 for expenses related to rent, R&D, payroll, software, legal, operations, tax, and insurance.

With the additional capital we would receive from achieving our target raise, we could increase our capacity by hiring more engineers and increase efficiency by allowing the founders to participate in non-technical activities such as presenting at conferences, communicating with industry leaders, and building the Exovolar community. Thus, the higher burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We plan to do a second round of funding to go to early production before we hit the end of the runway in year two, following the current raise.

Indebtedness

- **Creditor:** Guanhao Wu
  Amount Owed: $564,618.00
  Interest Rate: 0.12%

Related Party Transactions

- **Name of Entity:** Guanhao Wu
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The individual's personal money is transferred to the company as working capital.
  Material Terms: On various dates since September of 2019, Guanhao Wu made transfers from his personal bank account to the company's account totaling to $564,618.00 in principal. Detailed transfers are provided in "Grid Promissory Note Amounts".

Valuation

Pre-Money Valuation: $8,798,602.56

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

Exovolar Industries Corp. set its pre-money valuation based on an analysis of the following factors:

1. Custom benchmarks (see attched file page 7) provided by PitchBook, Inc. indicate that the average seed round pre-money valuation for companies in or similar to the personal air mobility sector is about $8.475M.

2. On par physical parts and infrastrure to well established jetpack/jetsuit companies in the personal air mobility space: we have exsiting engines, custom control electronics hardware, workshop, and airport testing space to carry out all the subsequent development needed for the first prototype.

3. One issued and one provisional patent on our current designs.

4. Technical founders: reduced development cycle and technical risk in innovative systems (personal air mobility), most other similar companies in the space are led by non-enginneers.

Note that the valuation is set by the company internally, without a formal third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,995.04 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  60.0%
  At minimum funding goal, majority of the fund will be used to extend runway for current employees to reach the next milestone: hands-free hovering.

- *Research & Development*
  20.0%
  This part of fund will be used to purchase supplies necessary to reach the next company milestone: hands-free hovering.

- *Operations*
  16.5%
  This part of fund will account for cost associated with rent, utility, legal, accounting, and office expenses occurring during the remaining runway.

If we raise the over allotment amount of $1,069,992.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  62.2%
  Within the first 3~6 months of receiving funding, we will hire a lead mechanical engineer and a marketing intern to delegate related tasks currently handled by the CEO. This will allow the CEO to focus on representing the company in conversations with the military and the industry, thus generating traction. Depending on the technical progress and need for additional help for the CTO, we may also hire a lead electrical engineer subsequently.

- *Research & Development*
  9.2%
  We will continue our work with existing hardware, so this part of fund will be used to purchase additional replacement/new engines and hardware needed for subsequent prototypes. These proceeds are also allocated for tools and fuel needed during the development of prototypes.

- *Operations*
  25.1%
  This part of expenditures include rent, insurance, tax, office expense, legal, accounting, and software expense during the 24 months following receipt of funding.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://exovolar.com/ (https://exovolar.com/#team).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange

Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/exovolar

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Exovolar Industries Corp.

[See attached]

EXOVOLAR INDUSTRIES CORP.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Exovolar Industries Corp.
Union City, New Jersey

We have reviewed the accompanying financial statements of Exovolar Industries Corp. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 19, 2021
Los Angeles, California

EXOVOLAR INDUSTRIES CORP.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2020**		**2019**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	209,867	$	365
Total current assets		**209,867**		**365**
Property and equipment, net		22,344		-
Intangible assets		9,347		-
Security deposit		4,800		4,800
Total assets	**$**	**246,358**	**$**	**5,165**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	9,677	$	-
Total current liabilities		**9,677**		**-**
Total liabilities		**9,677**		**-**
STOCKHOLDERS EQUITY				
Common Stock		1,490		10
Additional Paid In Capital		562,075		92,670
Retained earnings/(Accumulated Deficit)		(326,884)		(87,515)
Total stockholders' equity		**236,681**		**5,165**
Total liabilities and stockholders' equity	**$**	**246,358**	**$**	**5,165**

See accompanying notes to financial statements.

EXOVOLAR INDUSTRIES CORP.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	192,796	39,897
Research and development	47,073	47,618
Total operating expenses	239,869	87,515
Operating income/(loss)	(239,869)	(87,515)
Interest expense	-	-
Other Loss/(Income)	(500)	-
Income/(Loss) before provision for income taxes	(239,369)	(87,515)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (239,369)**	**$ (87,515)**

See accompanying notes to financial statements.

EXOVOLAR INDUSTRIES CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stocks		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders Equity
	Shares	Amount			
Inception date (August 27, 2019)	-				
Issuance of Common Stock	10,000	10			10
Capital contribution			93,920		93,920
Capital distibution			(1,250)		(1,250)
Net income/(loss)				(87,515)	(87,515)
Balance—December 31, 2019	10,000	$ 10	92,670	$ (87,515)	**$ 5,165**
Issuance of Common Stock	1,480,000	1,480	-		1,480
Capital contribution			491,020		491,020
Capital distibution			(21,615)		(21,615)
Net income/(loss)				(239,369)	(239,369)
Balance—December 31, 2020	**1,490,000**	**$ 1,490**	**$ 562,075**	**$ (326,884)**	**$ 236,681**

See accompanying notes to financial statements.

EXOVOLAR INDUSTRIES CORP.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(239,369)	$	(87,515)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property and equipment		5,586		-
Amortization of intangibles		1,039		-
Changes in operating assets and liabilities:				
Credit Cards		9,677		-
Security deposit		-		(4,800)
Net cash provided/(used) by operating activities		**(223,068)**		**(92,315)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(27,930)		-
Purchases of intangible assets		(10,385)		
Net cash provided/(used) in investing activities		**(38,315)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		492,500		93,930
Capital distribution		(21,615)		(1,250)
Net cash provided/(used) by financing activities		**470,885**		**92,680**
Change in cash		209,502		365
Cash—beginning of year		365		-
Cash—end of year	**$**	**209,867**	**$**	**365**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Exovolar Industries Corp. was formed on August 27, 2019 in the state of Delaware. The financial statements of Exovolar Industries Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Union City, New Jersey.

Exovolar aims to augment our mobility tool, the legs, to make flying as simple as walking. The combination of jet engines, exoskeleton, and our patented thrust vector nozzle allows the legs to fulfill their destined duty – to support and move our body – just now in the sky. They automatically stabilize the flight system based on sensor inputs. Analogous to how SpaceX lands rockets, thrust vectoring is used in our systems to balance a human instead. We have a patent on our design of the thrust vector nozzle and have performed tests on its capabilities. We have also assembled the first prototype in the form of an exoskeleton with two engines mounted on each leg.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did noy exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Vehicle	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

Exovolar Industries Corp. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2020 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 19, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Vehicle	$ 27,930	$ -
Property and Equipment, at Cost	**27,930**	**-**
Accumulated depreciation	(5,586)	-
Property and Equipment, Net	**$ 22,344**	**$ -**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $5,586 and $0 respectively.

4. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consists of:

As of Year Ended December 31,	2020	2019
Patent	$ 10,385	
Intangible assets, at cost	**10,385**	
Accumulated amortization	(1,039)	
Intangible assets, Net	**$ 9,347**	

Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $1,039 and $0 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization Expense	
2021	$	(1,039)
2022	$	(1,039)
2023		(1,039)
2024		(1,039)
Thereafter		(5,193)
Total	**$**	**(9,347)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares with par value $0.001. As of December 31, 2020, and December 31, 2019, 1,490,000 and 10,000 have been issued and are outstanding.

6. RELATED PARTY

There are no related party transactions

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	29,376
2022		9,888
2023		-
Thereafter		-
Total future minimum operating lease payments	**$**	**39,264**

Rent expense was in the amount of $ 26,410 and $ 4,800 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through August 19, 2021 the date the financial statements were available to be issued.

On July 16, 2021, the company issued 10,049 options under 2020 Equity Incentive Plan to Greg Mand. Options vest monthly for the next 24 months on the same day as the start date

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $326,884, an operating cash flow loss of $223,068 and liquid assets in cash of $209,867, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Exovolar Industries is pending **StartEngine Approval.**

Exovolar Industries

Fly Like Superheroes



Website | Union City, NJ | TECHNOLOGY

We are developing a hands-free personal air mobility system allowing human intelligence, dexterity, and decision-making to be airborne.

$0.00 raised

0 Investors	$8.8M Valuation
$5.28 Price per Share	$348.48 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Personal air mobility is becoming more prevalent in both the military and entertainment in recent years. In fact, there are existing interests from militaries of many nations when it comes to personal air mobility systems - meaning there is a big market for us to fill.
- Current personal air mobility systems require at least one hand to fly, we aim for hands-free flight to allow for additional utility and safety.
- There are subsequent opportunities for a lightweight and cost effective lift device in industries where humans need to perform work in hard-to-access aerial worksites. The "manned-unmanned" teaming of routine inspection with humans flying up to perform complex work, is our vision of how the technology can be disruptive for aerial work.

OVERVIEW

Fly Like Superheroes

We believe the "superpower" of single-human-flight can be democratized given the current state of technology: drones are flying everywhere and we are consistently landing rockets. We thought - Why not humans?

We founded Exovolar to create something that has been historically fiction: a way for a single human to authentically explore the sky, easy to learn and accessible by everyone.



**The video is a computer-generated demo version. Product is still currently under development and is not currently available on the market.*

Exovolar aims to augment our mobility tool, the legs, to make flying as simple as walking. The combination of jet engines, exoskeleton, and our patented thrust vector nozzle allows the legs to fulfill their destined duty – to support and move our body in the sky.



We plan on providing variations of the technology for different customers. Whether it is the trained or untrained general public, professionals, and/or military personnel, there is a way for everyone to authentically explore the sky.

Meet the team behind the mission:


MEET THE TEAM
Guanhao Wu
CEO | Founder
Lead Mechanical Engineer
Andrea Giannini
CTO | Co-Founder
Ton Duong
President | Co-Founder
Technical Consultant
Greg Mand
Advisor

THE PROBLEM

When it Comes to Tasks - Getting Humans into the Air to is Costly, and Inefficient

There exists an aerial domain beyond the reach of existing cranes, lifts, and helicopters where humans are needed to carry out complex tasks in air.

But there have been some issues...


Helicopters provide utility,
but cost MILLIONS and have LARGE FORM FACTOR


Conventional aerial work access is becoming INEFFICIENT with advances in drones

Additionally, current personal air mobility systems make it possible to send humans reliably in air with minimal form factor, but will require constant use of hands to operate - making it more difficult, and less safe to perform tasks at hand.


Compact personal flight is possible, but requires use of hands and extensive training

**Dramatization. This is a computer generated image of a product not being developed by Exovolar.*

THE SOLUTION

We Explore the Sky in Ways Only Imagination Can

We bring you an automatically stabilizing personal flight system controlled by the lower human body alone - all so that the hands can be used to perform dexterous tasks in air.


Hands-free,
autonomous
flight

**The above graphic contains images of a prototype which is currently not available for general use.*

Analogous to how SpaceX lands their rockets by automatically adjusting the nozzle direction - we use variations of thrust vectoring technology to automatically balance the flight system with a human onboard.



This means form factors, like exoskeletons, platforms, and hybrids, will vary depending on the market we focus on. For now, we are developing a prototype that can be adapted to future systems.


Project OBSIDIAN
HUD
HILD-V2

**Images are computer-generated demo versions. Product is still currently under development and is not currently available on the market.*

Here's a look at the business model that makes it all happen:

BUSINESS MODEL

Projected Sequence of Adoption

1 Market: Military

Government contracts: will begin with capability demonstrations through official channels after completing the first prototype

2 Market: Aerial Work Industry

Equipment leasing & maintenance: will focus on finding the initial industry partner for pilot programs after achieving hands-free flight

3 Market: Public Safety & EMS

Government/private contracts: Will enter after successful roll-outs in other industries

4 Market: Sports & Entertainment

D2C: Will potentially open up our test facility for paid visitors like concurrent jetpack/jetsuit companies, but we will prioritize the B2B side below

B2B: Will develop solutions for entertainment venues where our autonomous system can be offered as a tethered flight experience, following letters of intent and flight demos.

THE MARKET

We Believe The Sky's The Limit with Our Market Opportunity

Here's a look into how we can penetrate this billion-dollar market:

ADDRESSABLE MARKETS

Projected Sequence of Adoption

1 Market: Military Exoskeleton

Projected Size:	Projected Growth Rate:
$3 Billion	**14.4%**
2025	2017-2025

2 Market: Aerial Work*

Size:	Projected Growth Rate:
$8 Billion	**11.1%**
2016	2017-2025

3 Market: Airborn FirstAid Vehicles

Projected Size:	Projected Growth Rate:
$11.4 Billion	**1.95%**
2024	2019-2024

4 Market: Air Sports Equipment

Size:	Projected Growth Rate:
$14.9 Billion	**6.7%**
2018	2019-2025

**wind turbine maintenance market*

1. Source | 2. Source | 3. Source |4. Source

Other companies in the personal air mobility (PAM) field focus on flying a human from point A to point B with minimal form factor.

Differently from existing solutions, we take the system complexity trade-off to realize airborne utility - where the human can carry out useful tasks in air.


'NO HANDS REQUIRED' FLIGHT

The video is a computer generated demo version. Product is still currently under development.

With this differentiation, we are an alternative to crane lifts, suspended workstations, and helicopters in some applications.

We believe our advantage to other PAM companies is that we have a highly technical founding team. With them on board, we are able to iterate through design and fabrication quickly.


PATENTED
Thrust Nozzle
Design

The control algorithm we are developing will also be unique for the hands-free personal flight system. As for competing with companies that provide traditional methods of aerial workspace access, we aim to **cut down logistic effort** and **cost for operators**.

OUR TRACTION

Miles of Milestones

We have designed, fabricated, and tested the thrust vector technology that will be the core of the system's control. All the subsystem parts and software drivers are integrated and tested. At this point, we have all the expensive hardware needed to become airborne with the first prototype and a dedicated airport location for tests.



The above graphic contains images of a prototype which is currently not available for general use.

In the meantime, we've already made a lot of progress. Check out our accomplishments since our founding.

Aug 2019
Company formation by founder

Dec 2019
Initial designs/simulation for core technology/system



Aug 2020
Founding team assembled, subsystem parts fabricated

Nov 2020
Patent for initial nozzle design issued

Jan 2021
Single engine thrust vectoring demo



April 2021
Successful system integration of hardware/software drivers



June 2021
- Completed M Accelerator program for business strategizing/planning
- Received initial communication & feedback from DARPA, SOCCOM, and SOFWERX, used internally to construct our future plans accordingly

Jul 2021
Fundraising with StartEngine to raise funds for completing the prototype and gaining further traction

Aug 2021
First tethered lift-off



*The above graphic contains images of a prototype which is currently not available for general use.

WHY INVEST

Dream Up with Exovolar

Our vision is to make the personal air mobility technology truly useful and accessible to many industries. We'd like to see the utility of the technology lead to a future where humans can overcome the constraints of gravity.

The autonomy of the system is also a must to let anyone reach the sky without extensive training. Thus, a future where personal flight is a commonplace technology in both utilitarian and entertaining aspects of the world.

It's time to build upon decades of pursuit in personal air mobility and make the technology more than a mere novelty. Together, we can build the personal air mobility technology that contributes to a different and genuinely awe-some future.


EXOVOLAR
Let's Build The Future.

*The above graphic contains an image of a prototype which is currently not available for general use.

Meet Our Team



Guanhao Wu

CEO | Founder | Lead Mechanical Engineer

B.E & M.E. in Mechanical Engr., Stevens Institute of Technology.

Prior to founding Exovolar, he played a central role in developing a wearable sensor technology proposed by US Special Operations Command. His academic focus was robotics and controls and he has become the inventor behind two US patents since his graduation in 2019.



Ton Duong

President | Co-Founder | Technical Consultant

PhD Candidate in Mechanical Engr., Stevens Institute of Technology.

Ton joined Exovolar as a co-founder in 2020. He is currently working on his PhD in wearable sensors for gait analysis and robotics applications. In his work, he is the first author of various IEEE publications and the co-inventor of two US patents.



Andrea Giannini

CTO | Co-Founder

Bachelor & Master EECS, worked at CERN, ETH Zürich.

Before joining Exovolar, he was the lead digital hardware design engineer at Fathom Computing, developing Domain Specific Architectures for machine learning applications, integrating optics with digital designs.



Greg Mand

Advisor

Mentor at 500 Startups, worked as CRO at Voom

Sales & business development leader with 20 yrs of expertise in identifying & exploiting new market opportunities for innovative organizations. Experienced in representing new companies & products to enterprise partners with strong focus on understanding customer needs and delivering relevant solutions.

Offering Summary

Company	Exovolar Industries Corp.
Corporate Address	600 Palisade Ave. Suite 213, Union City, NJ 07087
Offering Minimum	$9,995.04
Offering Maximum	$1,069,992.00
Minimum Investment Amount (per investor)	$348.48

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,893
Maximum Number of Shares Offered	202,650
Price per Share	$5.28
Pre-Money Valuation	$8,798,602.56

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Perks

Time-Based:

Friends and Family Early Birds

Invest within the 48 hours and receive additional 10% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 8% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 4% bonus shares.

Amount-Based:

$1,000+

Access to private investor newsletter

$5,000+

Access to private investor newsletter + 4% bonus shares

$10,000+

Access to private investor newsletter + 8% bonus shares

$20,000+

Access to private investor newsletter + Time with the founder + 10% bonus shares + Test Flight Opportunity*

*when we decide to open test flight to selected groups

*All perks occur when the offering is completed.

StartEngine Owner's Bonus:

Exovolar Industries Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.28/share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $528. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Speaker: Guanhao Wu

Today the dream of personal flight is no longer a fantasy, but what if human flight wasn't just for the selected few? What if it could be more useful like the military had envisioned for decades? The world is seeing the rise in human air mobility, like jetpacks and jet suits, as a crucial solution for special operations and rescue missions, but none of the systems on the market offer much dexterity - you can't really use your hands. And if you're flying up in the air to evacuate people from a burning skyscraper or patching a hole on the side of an aircraft carrier, being able to use your hands could be the difference between life or death.

Speaker: Andrea Giannini

At Exovolar, we're making human flight for the everyday person. It's a personal flight system controlled by the lower body alone. We aim to use our patented technology to enable anyone, regardless of how much flight training they might have, to carry out complex tasks in the air. In many situations, our innovative system could replace crane lifts, suspended workstations, and helicopters, with practical applications for the military, the aerial work industry, the public safety sector, and even the world of sports and entertainment.

Speaker: Guanhao Wu

We're developing unique control algorithms similar to those used in landing rockets to enable hands-free flight. With our technology, we're opening up a world of potential that traditional jetpacks cannot compete with.

As Exovolar's CEO, I have two patents under my belt and played a central role in developing wearable sensor technology for the US Special Operations Command. I'm putting my robotics background to good use with Exolovar's cutting-edge designs. In addition to the marvelous technology, our system could significantly cut down on logistics and cost for industries like wind turbine maintenance and electric grid support, as compared to alternatives, such as helicopters that are multiple times more expensive.

Speaker: Andrea Giannini

And as CTO, I'm deeply familiar with what it takes to design complex hardware and software that our systems need to change the future of air mobility. In the past I worked at CERN, and recently I've led digital hardware teams as a design engineer driving the future of integrated system architectures.I believe Exolovar's potential is vast. We're at the intersection of multi-billion-dollar markets across different industries, from airborne first aid vehicles at $11.4 billion dollars to air sports equipment at $14.9 billion dollars.

Speaker: Guanhao Wu

In the near future, we can push the limits of human flight by bringing our ambitious vision to life. Exovolar can make personal air mobility an accessible reality. Invest today to help us create a future where personal flight is for everyone.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

[See attached]

Below is a comprehensive list of “test the waters” (TTW) communications conducted by Exovolar Industries Corp. prior to the launch of their equity crowdfunding campaign with StartEngine.

Emails

Exovolar

Email #1

Subject:
Invitation to the Future of Personal Air Mobility
Body:
Greetings [recipient],

You might have heard of us before, at Exovolar, we are developing **hands-free personal air mobility** systems. Following our recent completion with M Accelerator’s program, we built a profile page on their site with some cool pictures and additional information about us. Our vision is to bring useful and easy to learn personal flight to **everyone**, in addition to the military that similar technology is being used for.


Exovolar is feeling fresh.
1h ·
Goal v.s. prototype from a few months ago (on-going development) - wouldn't it be really cool and useful if we can use hands while flying?

We are currently working with StartEngine to set up our equity crowdfunding campaign so that ANYONE can be a part of our journey! If you'd like us to follow up with more information, please hit the button below!

Stay Tuned! ✌

Feel free to reach out to us if you have any questions, or let us know if you wish to not receive further communications from Exovolar.

Best,
Exovolar Team

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Email #2

Subject:
[Recipient] & Future Personal Air Mobility
Body:
Hi [recipient],

We thought you might be interested in the **human flight technology** we are developing.

Current personal air mobility (like jetpacks) requires at least one hand to fly. At Exovolar, we aim to achieve flight with the lower human body alone so that the hands could be used to carry out dexterous tasks in air. At the moment, our market focus is the military (DoD) where the interest in this type of technology is high.


Exovolar Industries @exovolar · May 6
Project Obsidian Concept - Fly Like Superheroes
#exovolar #jetsuit #personalflight #fly
EXOVOLAR
ALT


Exovolar Industries @exovolar · Apr 19
Action movie shot. All we need now is explosion in the background 🔥
#exovolar #jetsuit #flylikesuperheroes

We are currently working with StartEngine to set up our equity crowdfunding campaign so that ANYONE can be a part of our journey! If you are interested in becoming an early investor with perks, please let us know by hitting the button below.

Stay Tuned! ✌️

Feel free to reach out to us if you have any questions, or let us know if you wish to not receive further communications from Exovolar.

Best,

Exovolar Team
exovolar.com

e-mail: contact@exovolar.com
address: 600 Palisade Ave, Ste. 213
city: Union City, New Jersey

M Accelerator

Email #1

Title:
TBD
Body:

We are excited to announce that Exovolar (M A Spring '21) is working with StartEngine to structure their first raise as equity crowdfunding!

Current **personal air mobility** requires at least one hand to fly. The team at Exovolar aims for **hands-free utilities** with their human flight system when airborne. Industrial platforms are being optimized so that workers can focus 100% on the task at hand.

Post-military markets are billion dollar sectors within utility industries where aerial work is performed (e.g. wind turbine maintenance, $8B in 2016 with 11.1% CAGR from 2017 to 2025).

Check out this prototype suit (**Exoskeleton**) that the stellar team of engineers designed and manufactured at Exovolar:
https://maccelerator.la/en/exovolar

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST

Guanhao Wu

Email #1

Title:
Exovolar - Funding Status Update
Body:
Hi [recipient],

As you're aware, we are fund-raising to build a useful and accessible **personal air mobility** technology. Recently, we began working with StartEngine to structure our first raise in the form of equity crowdfunding.

Following our recent completion with M Accelerator's program, we built a profile page on their site with some cool pictures and additional information about us. Please check it out, and if you are interested in becoming an early investor with perks, please let us know by hitting the button below.

Stay Tuned! ✌

Best,
Hao

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN - INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Andrea Giannini

Email #1

Title:
Exovolar - Funding Status Update
Body:
Hi [recipient],

I wanted to share that **we are fund-raising** to build a useful and accessible **personal air mobility** system. Recently, we began working with StartEngine to structure our first raise in the form of equity crowdfunding. Anyone will be able to join!

Following our recent completion with M Accelerator's program, we built a profile page on their site with some cool pictures and additional information about us. Check it out! And if you are interested in becoming an early investor with perks, please let us know by hitting the button below, and I will get back to you as soon as we publish our campaign information.

Stay Tuned! ✌

Best,
Andrea

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

LinkedIn

Exovolar

📣 We are glad to announce that we are working with StartEngine to structure our first raise in the form of equity crowdfunding. 💪

🚀Anyone could become a shareholder in our journey to create useful and accessible personal air mobility technology. 🚀

If you want to stay tuned on the opportunity, please leave your name and email here (https://airtable.com/shrbP4pKflVg920BZ, limited-time perks :)).

#exovolar #equitycrowdfunding

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Andrea Giannini

Post:

📣 After these last few months of hard work, I am glad to announce that we are working with StartEngine for our first equity crowdfunding round! 🚀

Yes, **anyone can become an investor of Exovolar**. There will be lots of perks for the early birds, stay tuned and don't miss out!

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

InMail:
Hi #firstName#,

Andrea here. About a year ago I joined Exovolar as CTO, where we are building human flight systems that could provide unique utility to the military and aerial work industry.

I am reaching out to you to announce that we are working with StartEngine to structure our very first raise as equity crowdfunding.

🚀Anyone can become our investor!🚀

Leave a thumb up 👍 if you'd like to stay tuned for this opportunity, I will follow up with more info.

Best,
Andrea

P.s. there will be perks for early birds! Also, I am forced to add this boring disclaimer:

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Guanhao Wu

Post:

Following our recent completion with M Accelerator's program, we built a profile page (https://maccelerator.la/en/exovolar) on their site. Please check it out and stay tuned! 🚀🚀

#exovolar #equitycrowdfunding

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

InMail:

Hi,

Hao here. You might already know that I'm working on my own startup, Exovolar. We are building human flight systems that could provide unique utility to the military and aerial work industry. 🚀🚀

I'm glad to announce that we are working with StartEngine to structure our first raise as equity crowdfunding! 💪

Leave a thumb up 👍 if you'd like to stay tuned for this opportunity. I will follow up with more info.

(DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.)

Ton Duong

InMail:

Hi,

A little over a year ago, along with other co-founders, I joined Exovolar Industries. We are building human flight systems that could provide unique utility to the military and aerial work industry. 🚀

I'm glad to announce that we are working with StartEngine to structure our first raise as equity crowdfunding! 💪

Leave a thumb up 👍 if you'd like to stay tuned for this opportunity. I will follow up with more info.

(DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.)

Instagram

Exovolar

Video reel script:

"Hello! In case you do not know, we build human flight technologies here at Exovolar. Similar to jetpacks but we aim to make our system hands-free so that the technology could be more useful and accessible. I am here to announce that we are working with StartEngine to set up our first fundraise as equity crowdfunding! That means anyone can join our journey as a shareholder, if they are interested. Leave a like below and check out the link in description, thank you :))"

Video caption:
We're working with StartEngine to set up our raise as equity crowdfunding! Additional info about us below 👇

https://maccelerator.la/en/exovolar

#exovolar #equitycrowdfunding

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Guanhao Wu

Repost from Exovolar.

Facebook

Exovolar

Video reel script:

“Hello! In case you do not know, we build human flight technologies here at Exovolar. Similar to jetpacks but we aim to make our system hands-free so that the technology could be more useful and accessible. I am here to announce that we are working with StartEngine to set up our first fundraise as equity crowdfunding! That means anyone can join our journey as a shareholder, if they are interested. Leave a like below and check out the link in description, thank you :))”

Video caption:
We’re working with StartEngine to set up our raise as equity crowdfunding! Additional info about us below 👇

https://maccelerator.la/en/exovolar

#exovolar #equitycrowdfunding

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Andrea Giannini

Repost from Exovolar.

Guanhao Wu

Repost from Exovolar.